SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the Fiscal Year Ended December 31, 2000






                         Commission File Number 0-05531






                        GERALD STEVENS, INC. 401(k) PLAN






                              Gerald Stevens, Inc.
                                1800 Eller Drive
                                    Suite 300
                          Ft. Lauderdale, Florida 33316

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                                TABLE OF CONTENTS
                                -----------------



                                                                   Page No.
                                                                   --------
Report of Independent Certified Public Accountants                    3

Statement of Net Assets Available for Benefits                        4

         As of December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits             5

         For the Year ended December 31, 2000

Notes to Financial Statements                                         6

Supplemental Schedule

         Schedule H, Part IV, Line 4I - Schedule of Assets Held for Investment Purposes

         As of December 31, 2000                                      11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------



To the Plan Administrator
 of the Gerald Stevens, Inc.
 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of the Gerald Stevens, Inc. 401(k) Plan (the "Plan") as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

The statement of net assets available for benefits of the Plan as of December 31, 1999 was not audited by us and, accordingly, we do not express an opinion on it.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 10 to the accompanying financial statements, management of Gerald Stevens, Inc., the Plan sponsor, has filed for protection under Chapter 11 of the United States Bankruptcy Code. The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. However, because of the Plan sponsor's financial difficulties, there is substantial doubt about whether the Plan will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Miami, FL,
June 29, 2001.

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                        AS OF DECEMBER 31, 2000 AND 1999
                        --------------------------------



                                                  2000              1999
                                                  ----              ----
                                                                 (Unaudited)

ASSETS:

Investments at fair market value               $3,935,662         $2,468,319
Receivables:
   Employer contributions                         300,744            241,361
   Participant contributions                       16,109             21,425
                                               ----------         ----------

   Total receivables                              316,853            262,786
                                               ----------         ----------

      Total assets                              4,252,515          2,731,105

LIABILITIES:
Due to participants                               196,815                 --
                                               ----------         ----------


      Net assets available for benefits        $4,055,700         $2,731,105
                                               ==========         ==========










The accompanying notes to financial statements are an integral part of these statements.

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      ------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
   Net depreciation in fair value of investments                $ (685,431)
   Interest income                                                   2,234
   Dividends                                                       211,483
                                                                ----------
            Total Investment loss                                 (471,714)
                                                                ----------
Contributions:
   Participant contributions                                     1,769,958
   Participant rollovers                                           201,165
   Employer contributions                                          302,629
                                                                ----------
             Total Contributions                                 2,273,752
                                                                ----------
Total additions                                                  1,802,038

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                   247,057
   Corrective distributions                                        230,386
                                                                ----------
Total deductions                                                   477,443
                                                                ----------
Net increase                                                     1,324,595

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year (unaudited)                                    2,731,105
                                                                ----------
End of year                                                     $4,055,700
                                                                ==========















The accompanying notes to financial statements are an integral part of these statements.

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

1.   DESCRIPTION OF PLAN
------------------------
General
-------

The following description of the Gerald Stevens, Inc. 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan. The Plan was established effective January 1, 1999 to provide benefits to all eligible employees of Gerald Stevens, Inc. and Subsidiaries (the "Company" or the "Plan Sponsor"). The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("IRC"). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company's Employee Compensation and Benefits Committee is the designated administrator of the Plan.

Eligibility
-----------

All employees 21 years of age or older are eligible to participate in the Plan once they have completed one year of service. If employees worked for an employer acquired by the Company, the service with the prior employer is recognized if employment continues for 90 days after the acquisition.

Contributions
-------------

The Plan provides that participants may contribute a percentage of their annual compensation within the limitations prescribed by the Internal Revenue Service ("IRS"). All contributions are participant-directed and may be invested in one fund or allocated among different funds, subject to certain limitations set forth in the Plan. Changes in allocation of contributions among funds are permitted pursuant to Plan provisions. Individual participants' contributions are limited to an annual maximum of $10,500 for the plan year ended December 31, 2000. The Company may contribute at its discretion, on behalf of each participant, an amount equal to 50% of the participant's contributions, up to the first 3% of the participant's salary.

Rollovers
---------

At the discretion of the Plan administrator, participants may transfer their funds from other tax-qualified plans.

Plan Trustee
------------

The Company entered into an agreement whereby Merrill Lynch Trust Company (the "Trustee") has been appointed the trustee of the Plan's assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan administrator. The Plan provided the following distinct investment alternatives for participants in 2000 and 1999:

Merrill Lynch Retirement Preservation Trust Fund - a mutual fund that invests in United States government agency securities, guaranteed investment contracts and money market securities.

Merrill Lynch Equity Index Trust Fund - a trust fund that invests in a portfolio of equity securities designed to substantially equal or match the performance of the Standard & Poor's 500 Composite Stock Price Index.

Gerald Stevens, Inc. Common Stock - effective on November 1, 1999, the Plan allows up to 100% of a participant's total contribution to be invested in the Company's common stock.

Pacific Investment Management Company ("PIMCO") Total Return Fund - a mutual fund that invests in a portfolio of fixed-income securities of intermediate term bonds.

Global Asset Management ("GAM") International Fund - a mutual fund that invests in equity and debt securities worldwide, excluding the United States.

Dreyfus Premier Balanced Fund - a mutual fund that invests in equity and fixed-income securities of United States and foreign issuers.

Alliance Premier Growth Fund - a mutual fund that invests in a limited number of large companies in the United States.

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Massachusetts Financial Services ("MFS") Capital Opportunities Fund - a mutual fund that invests in moderate-growth companies.

Franklin Balance Sheet Investment Fund - a mutual fund that invests in securities with low price-to-book value.

Massachusetts Investors Trust - a mutual fund that invests in stocks representing well-known companies across a wide range of industries.

The Plan does not permit participant loans.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contributions and the Company's matching contributions (if any) and an allocation of Plan earnings and investment gains and losses. Allocations of Plan earnings and investment gains and losses are based on actual participant account activity. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are vested immediately in their contributions plus actual earnings thereon. The vesting schedule for employer contributions and actual earnings thereon is as follows:

     Years of Service                   Vested Percentage
     ----------------                   -----------------
     Less than 2 years                        0%
         2 years                             20%
         3 years                             40%
         4 years                             60%
         5 years                             80%
         6 years                            100%

Participants can also become fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a "reduction in force,"
(iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to a full distribution of their contributions and all vested Company match contributions; all non-vested Company match contributions are forfeited. These forfeitures are used to reduce future Company matching contributions. In 2000, forfeited nonvested accounts totaled approximately $7,140.

Hardship Withdrawals
--------------------

The Plan allows a participant to withdraw up to 100% of the participant's contribution account for qualifying emergencies in accordance with the Plan provisions and ERISA regulations.

Payment of Benefits
-------------------

A participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account and any related earnings. The Plan administrator will direct the Trustee to pay the participant's benefits as a lump-sum amount equal to the value of the participant's vested interest in his or her account.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Contributions and Benefit Payments
----------------------------------

Contributions are reflected on the accrual basis of accounting. Benefits paid are presented using the cash basis of accounting in conformity with the American Institute of Certified Public Accountants' AUDIT AND ACCOUNTING GUIDE FOR AUDITS OF EMPLOYEE BENEFIT PLANS.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The net appreciation (depreciation) in the fair value of the Plan's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is presented in the statement of changes in net assets available for benefits. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Risk and Uncertainties
----------------------

The Plan provides for various investment options in any combination of stocks and mutual funds. The securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with the securities and the level of uncertainty related to changes in the value of the securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the accompanying financial statements.

Derivatives
-----------

Derivative financial instruments are used in the Plan's GAM International Fund primarily to hedge the currency risk component of the fund's foreign investments. These derivatives involve market and/or credit risk in excess of the amount recognized in the statement of net assets available for benefits. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unexpected movement in currencies, security values and interest rates.

Guaranteed Investment Contracts
-------------------------------

The Merrill Lynch Retirement Preservation Trust Fund invests in guaranteed annuity contracts with insurance companies. The contracts are stated at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants.

3. INVESTMENTS
--------------

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000 and 1999:


                                                             2000       1999
                                                          ---------   --------
                                                                     (Unaudited)

Merrill Lynch Equity Index Trust Fund, 7,084 and
4,267 shares, respectively                                $ 650,068   $ 431,813
Merrill Lynch Retirement Preservation Trust Fund,
 649,919 and 308,848 shares, respectively                   649,919     308,848
Dreyfus Premier Balanced Fund, 29,641 and 21,464
shares, respectively                                        432,466     332,483
PIMCO Total Return Fund, 25,794 and 16,400
shares, respectively                                        268,002     162,360
Alliance Premier Growth Fund, 28,153 and 13,861
shares, respectively                                        751,973     505,933
MFS Capital Opportunities Fund, 20,873 and 10,824
shares, respectively                                        373,418     227,422
Massachusetts Investors Trust, 23,777 and 14,011
shares, respectively                                        476,008     293,539

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $685,431 in 2000 as follows:


         Common Stock                            $(205,297)
         Common/Collective Trusts                  (62,738)
         Mutual Funds                             (401,677)
         Realized loss on assets sold              (15,719)
                                                 ---------
                                                 $(685,431)
                                                 =========

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


4. RECONCILIATION TO FORM 5500
------------------------------

There were no amounts allocated to withdrawing participants for benefits that have been processed and approved for payment but have not yet been paid as of December 31, 2000. Amounts allocated to withdrawing participants for benefits that have been processed and approved for payment but have not yet been paid totaled approximately $808 at December 31, 1999. Such amounts are included in net assets available for benefits at December 31, 1999, in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan's Form 5500 reflected such amount as a liability of the Plan in accordance with IRC guidelines.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1999:

                                                                     (Unaudited)
                                                                     -----------
  Net assets available for benefits per the financial statements     $2,731,105

  Less: Amounts allocated to withdrawing participants                       808

       Net assets available for benefits per amended Form 5500       $2,730,297
                                                                     ==========

5. ADMINISTRATIVE EXPENSES
--------------------------

Costs of the Plan's administration are paid for by the Company and are excluded from the financial statements. Such costs were $108,433 in 2000.


6. PLAN TERMINATION
-------------------

Although it has not expressed an intention to do so, the Company may terminate the Plan at any time. In the event the Plan is terminated or upon the complete discontinuance of contributions by the Company under the Plan, participants would become 100 percent vested in all amounts credited to their accounts.


7. RELATED-PARTY TRANSACTIONS
-----------------------------

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan for investment management services for the year ended December 31, 2000. Effective November 1, 1999 the Plan allows for investments in Gerald Stevens, Inc. common stock.


8. INCOME TAX STATUS
--------------------

The IRS issued a favorable determination letter in 1995 for the prototype plan for which the Plan is modeled after. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, income taxes are not provided for in the accompanying financial statements. Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company match contributions, and the earnings of the Plan when the contributions are distributed to them.


9. EXCESS EMPLOYEE CONTRIBUTIONS
--------------------------------

During 2000 and 1999, the Plan failed the Average Deferral Percentage ("ADP") nondiscrimination test. To correct the failed test related to the 2000 Plan year, excess contributions of $196,815 will be returned to participants during 2001. As of December 31, 2000, the Plan has reflected this liability in the Statement of Net Assets Available for Benefits as "due to participants," and in the Statement of Changes in Net Assets Available for Benefits for the year then ended as "corrective distributions." To correct the failed test related to the 1999 Plan year, excess contributions of $33,571 were returned to participants during 2000.

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


10.  CHAPTER 11 BANKRUPTCY OF PLAN SPONSOR
------------------------------------------

On April 23, 2001, the Plan Sponsor filed voluntary petitions for itself and certain of its subsidiaries (the "Debtors") under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court in Miami, Florida (the "Chapter 11 Cases"). The Chapter 11 Cases have been substantively consolidated, and the cases are being administered jointly. The Debtors continue to operate the business and manage their property as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.

The commencement of the Chapter 11 Cases and continuing operating losses and negative cash flows experienced by the Company raise substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company's business as a going concern is contingent upon, among other things, the ability to (i) formulate a plan of reorganization that will be confirmed by the Bankruptcy Court, (ii) achieve satisfactory levels of future profitable operations, (iii) maintain adequate financing, and (iv) generate sufficient cash from operations and divestments to meet future obligations. The Company plans to develop a plan of reorganization for submission to the Bankruptcy Court. If the Company fails to file a plan of reorganization within a future time period to be specified, or, after such plan has been filed, if the Company fails to obtain acceptance of such plan from the requisite impaired classes of creditors and equity security holders during the exclusive period, any party-in-interest, including a creditor, an equity security holder, a committee of creditors or equity security holders, or an indenture trustee, may file their own plan of reorganization for the Company.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. However, because of the Plan Sponsor's financial difficulties, there is substantial doubt about whether the Plan will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


11.  SUBSEQUENT EVENT
---------------------

The market value of the Gerald Stevens, Inc. common stock has declined significantly in value since December 31, 2000.

SUPPLEMENTAL SCHEDULE
---------------------

                        GERALD STEVENS, INC. 401(k) PLAN
                        --------------------------------

                    SCHEDULE H, PART IV, LINE 4I OF FORM 5500
                    -----------------------------------------

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                 -----------------------------------------------

                             AS OF DECEMBER 31, 2000
                             -----------------------

  Identity of                                                                                                    Market
Party Involved                     Description of Investment                                 Cost                Value
--------------                     -------------------------                                 ----              ---------
*Gerald Stevens, Inc.          Gerald Stevens, Inc. Common Stock                         $  239,887            $   29,958

*Merrill Lynch                 Merrill Lynch Equity Index Trust Fund                        659,117               650,068

*Merrill Lynch                 Merrill Lynch Retirement Preservation Trust Fund             649,919               649,919

GAM                            GAM International Fund                                       209,043               164,007

Dreyfus                        Dreyfus Premier Balanced Fund                                450,791               432,466

PIMCO                          PIMCO Total Return Fund                                      260,849               268,002

Alliance Capital               Alliance Premier Growth Fund                                 949,368               751,973

MFS                            MFS Capital Opportunities Fund                               419,564               373,418

Franklin Templeton             Franklin Balance Sheet Investment Fund                       121,627               136,987

MFS                            Massachusetts Investors Trust                                485,395               476,008

*Merrill Lynch                 Accrued income                                                 2,856                 2,856
                                                                                         ----------            ----------
                                                                                         $4,448,416            $3,935,662





* Denotes a Party-in-Interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Gerald Stevens, Inc. 401(k) Plan

                                                By: Gerald Stevens, Inc.

                                                Its: Administrator

                                                By: /s/ Thomas W. Hawkins
                                                    ----------------------------
                                                     Thomas W. Hawkins, Sr. VP


Date:  June 29, 2001